SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ALICO, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

016230104
(CUSIP Number)

Donna H. Respress, 700 South Scenic Highway
FROSTPROOF, FLORIDA 33843 (863) 635-2251
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

JUNE 20, 2003
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-(e), 240.13d-1f or 240.13d-1(g), check the following box: ☐

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 pages)

CUSIP No. 01630104

(1)	Name of Individual Reporting Person and Social Security No.		Ben Hill Griffin III

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)
			(b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)		OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization		United States

Number of	(7)	Sole Voting Power	22,064
Shares
Beneficially	(8)	Shared Voting Power	3,577,126
Owned by Each
Reporting	(9)	Sole Dispositive Power	22,064
Person With

	(10)	Shared Dispositive Power	3,577,126

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		3,599,190

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount of Row (11)		51.09%

(14)	Type of Reporting Person (See Instructions)		IN

(Page 2 of 9 pages)

CUSIP No. 01630104

(1)	Name of Individual Reporting Person and I.R.S. Identification No.		Ben Hill Griffin, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)
			(b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)		OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization		Florida

Number of	(7)	Sole Voting Power
Shares
Beneficially	(8)	Shared Voting Power	3,493,777
Owned by Each
Reporting	(9)	Sole Dispositive Power
Person With

	(10)	Shared Dispositive Power	3,493,777

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		3,493,777

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount of Row (11)		49.59%

(14)	Type of Reporting Person (See Instructions)		CO

(Page 3 of 9 pages)

CUSIP No. 01630104

(1)	Name of Individual Reporting Person and I.R.S. Identification No.	Alico Holding, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
		(b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Nevada

Number of	(7) Sole Voting Power	3,493,777
Shares
Beneficially	(8) Shared Voting Power
Owned by Each
Reporting	(9) Sole Dispositive Power	3,493,777
Person With

	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,493,777

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount of Row (11)	49.59%

(14)	Type of Reporting Person (See Instructions)	OO

(Page 4 of 9 pages)

CUSIP No. 01630104

Introduction

     This statement on Schedule 13D (the “Statement”) constitutes Amendment No. 6 to the filing of an original Schedule 13D undertaken by each of Ben Hill Griffin III (“BHG III”), Ben Hill Griffin, Inc. (“BHGI”) and Ben Hill Griffin Investments, Inc. (“BHG Investments”), as of November 12, 1997, in connection with a transfer by BHGI, a corporation indirectly controlled by BHG III, to BHG Investments, a corporation wholly owned by BHGI, of 3,493,777 shares of the common stock, par value $1.00 per share, of Alico, Inc., a Florida corporation (“Alico” or the “Issuer”), completed on November 5, 1997 (the “Alico Shares”). Amendment No. 1 was filed on October 1, 2001 for the principal purpose of reporting upon the status of a civil suit (The Four Sisters Protectorate, et al v. Ben Hill Griffin, III, Trustee, Polk County, Florida Circuit Court, Case No. GC-G-0054, Section 81) (the “Suit”) that had been filed in January 2000 against BHG III by the families of his four sisters, most of the members of which are beneficiaries of the Ben Hill Griffin, Jr. Revocable Intervivos Trust #1, as amended (the “Trust”). The Suit had sought the imposition of judicial sanctions, including BHG III’s removal as trustee of the Trust, and asserted as grounds for such demands allegations of over-compensation and receipt of an illegal bonus. As reported in such Amendment, trial of the Suit was commenced in late March 2001, but was suspended shortly thereafter so that the parties might engage, at the court’s direction, in further mediation. That effort resulted in the execution of a Settlement Agreement, dated as of March 29, 2001 (the “Settlement Agreement”). The Amendment further disclosed the terms of the Settlement Agreement; that, as of May 14, 2001, Harriett G. Harris (BHG III’s sister), George W. Harris, Jr., her spouse, and their lineal descendants (collectively the “Harris Family”) had filed a motion with the Court seeking to have the same declared invalid and unenforceable which, in turn, led BHG III, as trustee, to move for its enforcement; and that such motion was to be considered by the court in a bench trial setting commencing on October 3, 2001.

     Amendment No. 2 was filed on October 8, 2001 to report that as of October 5, the court had tentatively ruled in favor of the Settlement Agreement’s validity and enforceability as to all parties, including the Harris Family, and had indicated that a final written order would be issued at a later date.

     Amendment No. 3 was filed on November 9, 2001 to report that the court had, on November 2, 2001, issued its written Judgment Enforcing Settlement Agreement Obtained at Court-Ordered Mediation, which affirmed its oral bench ruling and ordered the Harris Family to specifically perform the terms of the Settlement Agreement by acting in good faith and in a timely and reasonable manner to execute and deliver all documents reasonable necessary to implement and close the transactions contemplated thereby.

     Amendment No. 4 was filed on January 2, 2002 to report that an addendum to the Settlement Agreement (the “Addendum”) and a separate Alico Separation Agreement, each dated December 27, 2001 (the “Separation Agreement”), had been entered into and executed by each of B.H.G., Inc., a Florida corporation controlled by BHG III and comprising the first tier parent of BHGI and the second tier parent of BHG Investments; BHGI; BHG Investments; BHG III, individually and as trustee of the Trust; and the Four Sisters Protectorate (such capitalized term being identified in Item 6 below), and to describe the relevant terms of each. A copy of the Separation Agreement was filed by the Issuer with the Commission on January 11, 2002 as an exhibit to its Form 8-K filing of the same date.

(Page 5 of 9 pages)

CUSIP No. 01630104

     Amendment No. 5 was filed on February 25, 2002 to correct Item 5 of all previously filed amendments to more clearly reflect the manner in which BHG III beneficially owned the 3,577,126 shares of the Issuer’s common stock attributed to him.

     Under the applicable provisions of the Separation Agreement, BHGI agreed to form and be the sole member of a Nevada limited liability company, to be named Alico Holding, LLC (“Alico Holding”), and thereafter to cause BHG Investments to be merged into it, so that BHG Investments’ assets, including the Alico Shares, would be transferred to the new entity and, in the case of the Alico Shares, held by Alico Holding until a subsequent closing (the “Closing”) with the Four Sisters Family Corporation, a separate Florida corporation also to be formed and initially owned by BHGI (“FSFC”), at which substantially all of the then outstanding FSFC shares are to be transferred, in a two stage transaction, to the Four Sisters’ Sub-trusts (maintained for the benefit of BHG III’s four sisters and their lineal descendants, as more particularly described in the Separation Agreement), which will cause those trusts to control the Alico Shares. The merger of BHG Investments into Alico Holding (the “Merger”) was consummated on June 11, 2003.

     In this Statement each of BHG III, BHGI and Alico Holding are sometimes referred to as a “Reporting Person” and collectively as the “Reporting Persons” and they are filing this Amendment No. 6 together as a group pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer

     Previous disclosure unchanged

Item 2. Identity and Background.

     Previous disclosure unchanged except to eliminate BHG Investments, Inc. as a Reporting Person and to substitute in lieu thereof Alico Holding

     Alico Holding was formed as of December 18, 2002 to serve as a party to and the survivor of the Merger and thereafter to hold registered ownership of the Alico Shares previously reported as being registered in the name of BHG Investments. Alico Holding’s principal business and principal office address is 639 Isbell Road, Suite 390, Reno, Nevada 89509. Alico Holding is manager managed and its sole member is BHGI.

     During the last five years, Alico Holding has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 01630104

     The following persons are managers of Alico Holding:

     Eugene C. Mooney, a US citizen, maintains the same business address as BHGI. Mr. Mooney’s principal occupation is serving as Executive Vice President of BHGI.

     Stewart W. Hurst, a US citizen, also maintains the same business address as BHGI. Mr. Hurst’s principal business occupation is serving as Chief Financial Officer of BHGI.

     Doris J. Krick, a US citizen, maintains a principal business address at 639 Isbell Road, Suite 390, Reno, Nevada 89509. Ms. Krick’s principal occupation is serving as a co-manager of Alico Holding, in which she performs a variety of executive tasks.

     During the last five years, none of the above named managers of Alico Holding has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     BHG III exercises ultimate control over BHGI and Alico Holding.

Item 3. Source and Amount of Funds or Other Consideration.

     Because the transfer of the Alico Shares from BHG Investments to Alico Holding was effected by merger, from and to entities wholly owned by BHGI, no consideration was issued to BHGI in connection with such transaction. Pursuant to the requirements of the Separation Agreement, promptly following consummation of the Merger, all of Alico Holding’s assets and liabilities, other than the Alico Shares, were distributed to and assumed by BHGI.

Item 4. Purpose of Transaction.

     The transaction has been undertaken in accordance with the terms of the Separation Agreement, as an interim measure, in order to facilitate a subsequent transfer, which is yet to occur, of the beneficial interest in the Alico Shares from the Reporting Persons to the Four Sisters’ Sub-trusts.

Item 5. Interest in Securities of the Issuer

     Previous disclosure unchanged except to reflect that of BHG III’s beneficial ownership of 3,599,190 shares of the common stock of the Issuer, the 3,493,777 Alico Shares are now directly owned by Alico Holding, an entity in which BHG III has an indirect controlling interest and shared voting and shared investment power with respect to such shares.

(Page 7 of 9 pages)

CUSIP No. 01630104

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Previous disclosure unchanged except to reflect that under the Separation Agreement and prior to the Closing, none of the Alico Shares or the membership interests in Alico Holding may be transferred except pursuant to its terms, and that BHG III and BHGI are required to request the Issuer’s board of directors to, or, as applicable, to cause the Alico Shares to be voted so as to: (a) leave intact the Issuer’s current management and board of directors; (b) cause the Issuer to be managed in the normal course of business; (c) cause the Issuer to notify the Four Sisters Protectorate, a term defined in the Separation Agreement to include a group of nine individuals contractually acting on behalf of BHG III’s four sisters and their family members, of the Issuer’s entry into any contract having a term of more than one year, and to refrain from entering into any such contract with BHG III, BHGI or certain other related parties; (d) limit certain compensatory increases to identified employees of the Issuer; (e) proscribe new grants of Issuer stock options, warrants or stock purchase rights to BHG III and certain other individuals, and (f) continue under an existing confidentiality agreement the provision of Issuer financial information to the Four Sisters Protectorate and access by their representatives to the Issuer’s management and consultants.

Item 7. Material to be Filed as Exhibits

     The following document is filed herewith as an exhibit to this statement:

     (a)  Amended Joint Filing Agreement

Signature

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/Ben Hill Griffin

Ben Hill Griffin III

BEN HILL GRIFFIN, INC.

By:	/s/ Ben Hill Griffin III

Ben Hill Griffin III, Chief Executive Officer

(Page 8 of 9 pages)

ALICO HOLDING, LLC

	By:	Ben Hill Griffin, Inc., sole member

	By:	/s/ Ben Hill Griffin III

Ben Hill Griffin, President

June 20, 2003

(Page 9 of 9 pages)

Exhibit (a)

JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(f) (1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Alico, Inc. or any subsequent acquisitions or dispositions of equity securities of Alico, Inc. by any of the undersigned.

Date: June 20, 2003	ALICO HOLDING, LLC

	By:	BEN HILL GRIFFIN, INC., member

	By:	/s/ Ben Hill Griffin III

/s/ Benn Hill Griffin III, CEO

/s/ Ben Hill Griffin III

Ben Hill Griffin III, individually

BEN HILL GRIFFIN, INC.

	By:	/s/ Ben Hill Griffin III

Ben Hill Griffin III, President